SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 25th day of November, 2003.

BETWEEN:

ENTERRA ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as the "Trust")

- and -

ENTERRA ACQUISITION CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "AcquisitionCo")

WHEREAS pursuant to a plan of arrangement (the "Plan of Arrangement") under Section 193 of the Business Corporations Act (Alberta) involving Enterra Energy Corp. ("Enterra"), it was decided that on the Effective Date (as defined in the Plan of Arrangement), the Trust and AcquisitionCo would enter into a support agreement containing terms and conditions satisfactory to each of the parties acting reasonably;

AND WHEREAS under the Plan of Arrangement, it is contemplated that Exchangeable Shares may be issued by AcquisitionCo, having the attributes described in the Plan of Arrangement;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby the Trust will take certain actions and make certain payments and deliveries necessary to ensure that AcquisitionCo will be able to make certain payments and to deliver or cause to be delivered Trust Units in satisfaction of the obligations of AcquisitionCo under the Share Provisions with respect to the payment and satisfaction of Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1

Defined Terms

In this Agreement, the term "Share Provisions" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the Articles of AcquisitionCo.  Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2

Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3

Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa.  Words importing the use of any gender shall include all genders.

1.4

Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF THE TRUST AND ACQUISITIONCO

2.1

Covenants of the Trust Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, the Trust agrees that:

(a)

the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of AcquisitionCo or any other distribution of the assets of AcquisitionCo for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 5 of the Share Provisions;

(b)

the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit AcquisitionCo, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by AcquisitionCo, including without limitation all such actions and all such things as are necessary or desirable to enable and permit AcquisitionCo to cause to be delivered Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 6 or Article 7 of the Share Provisions, as the case may be; and

(c)

the Trust will not exercise any vote as a direct or indirect shareholder of AcquisitionCo to initiate the voluntary liquidation, dissolution or winding-up of AcquisitionCo nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of AcquisitionCo.

2.2

Notification of Certain Events

In order to assist the Trust to comply with its obligations hereunder, AcquisitionCo will give the Trust notice of each of the following events at the time set forth below:

(a)

immediately, in the event of any determination by the Board of Directors of AcquisitionCo to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b)

immediately, upon the earlier of (i) receipt by AcquisitionCo of notice of, and (ii) AcquisitionCo otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs;

(c)

immediately, upon receipt by AcquisitionCo of a Retraction Request;

(d)

at least 45 days prior to any Redemption Date;

(e)

as soon as practicable upon the issuance by AcquisitionCo of any Exchangeable Shares; and

(f)

in the event of any determination by the Board of Directors of AcquisitionCo to institute voluntary liquidation, dissolution or winding-up proceedings with respect to AcquisitionCo or to effect any other distribution of the assets of AcquisitionCo among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.3

Delivery of Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires AcquisitionCo to cause to be delivered Trust Units to any holder of Exchangeable Shares, the Trust shall forthwith issue and deliver the requisite Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as AcquisitionCo shall direct.  All such Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.  The Trust hereby represents, warrants and covenants that it has irrevocably reserved for issuance and will at all times keep available, free from pre-emptive and other rights, out of its authorized and unissued trust units such number of Trust Units (or other units or securities into which Trust Units may be reclassified or changed as contemplated by Section  hereof) (i) as is equal to the sum of the number of Trust Units issuable upon the redemption, retraction or exchange of all (A) Exchangeable Shares issued and outstanding from time to time and (B) Exchangeable Shares issuable upon the exercise of all rights to acquire Exchangeable Shares outstanding from time to time and (ii) as are now and may hereafter be required to enable and permit AcquisitionCo to meet its obligations hereunder, under the Voting and Exchange Trust Agreement, under the Share Provisions and under any other security or commitment pursuant to which the Trust may now or hereafter be required to issue Trust Units.

2.4

Qualification of Trust Units

The Trust covenants that if any Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section  hereof) to be issued and delivered hereunder (including for greater certainty, pursuant to the Share Provisions, the Liquidation Amount, the Liquidation Call Right, the Exchange Rights, the Automatic Exchange Right (as that term is defined in the Voting and Exchange Trust Agreement), the Retraction Call Right, the Redemption Price or the Redemption Call Right) require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Trust Units may be reclassified or changed as contemplated by Section  hereof) may be delivered by the Trust, Trust Subsidiary or AcquisitionCo to the initial holder thereof (other than Trust Subsidiary or AcquisitionCo) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of the Trust for purposes of Canadian federal or provincial securities law), the Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause such Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section  hereof) to be and remain duly registered, qualified or approved.  The Trust represents and warrants that it has in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section  hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of the Trust for the purposes of Canadian federal and provincial securities law).  The Trust will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Trust Units (or other securities into which Trust Units may be reclassified or changed as contemplated by Section  hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.5

Equivalence

(a)

The Trust will not:

(i)

issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units, except as contemplated by Section 5.8 of the Trust Indenture; or

(ii)

issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(iii)

issue or distribute to the holders of all or substantially all of the then outstanding Trust Units (A) units or securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units), (B) rights, options or warrants other than those referred to in subsection  above, (C) evidences of indebtedness of the Trust or (D) assets of the Trust;

unless:

(iv)

one or both of the Trust and AcquisitionCo issues or distributes the economic equivalent on a per share basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets simultaneously to the holders of the Exchangeable Shares; or

(v)

the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(vi)

such issuance or distribution is made in connection with a distribution reinvestment plan instituted for holders of Trust Units or a unitholder rights protection plan for holders of Trust Units approved by the board of directors of AcquisitionCo; or

(vii)

the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(b)

The Trust will not:

(i)

subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(ii)

reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units, except as contemplated by Section 3.9 of the Trust Indenture; or

(iii)

reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless:

(iv)

the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(v)

the Trust has received the prior written approval of AcquisitionCo and the approval of the holders of the Exchangeable Shares.

(c)

The Trust will ensure that the record date for any event referred to in section  or  above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by the Trust (with simultaneous notice thereof to be given by the Trust to AcquisitionCo).

2.6

Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Trust Units (a "Bid") is proposed by the Trust or is proposed to the Trust or the holders of Trust Units, and is recommended by the Trust, or is otherwise effected or to be effected with the consent or approval of the Trust, the Trust shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Trust Units, without discrimination, including, without limiting the generality of the foregoing, the Trust will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by the Trust or where the Trust is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against AcquisitionCo (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).  AcquisitionCo acknowledges that under the terms of the Trust Indenture it shall be delegated responsibility for these matters and agrees to comply with the foregoing.

2.7

Ownership of Outstanding Shares

The Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, Trust Subsidiary or any of their respective affiliates, the Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of AcquisitionCo.  Notwithstanding the foregoing, the Trust shall not be in violation of this Section if any person or group of persons acting jointly or in concert acquires all or substantially all of the assets of the Trust.

2.8

Trust Not to Vote Exchangeable Shares

The Trust covenants and agrees that it will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by the Trust, Trust Subsidiary or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting.  The Trust further covenants and agrees that it will not, and will cause its affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.9

Due Performance

On and after the Effective Date, the Trust shall duly and timely perform all of its obligations provided for in connection with the Arrangement and the Articles of AcquisitionCo, including any obligations that may arise upon the exercise of the Trust's or Trust Subsidiary's rights under the Share Provisions.

ARTICLE 3
TRUST SUCCESSORS

3.1

Certain Requirements in Respect of Combination, etc.

The Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a)

such other person or continuing entity (herein called the "Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Trust under this Agreement; and

(b)

such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2

Vesting of Powers in Successor

Whenever the conditions of Section  have been duly observed and performed, Trust Successor and AcquisitionCo shall, if required by Section , execute and deliver the supplemental agreement provided for in Section  and thereupon Trust Successor shall possess and from time to time may exercise each and every right and power of the Trust under this agreement in the name of the Trust or otherwise.

3.3

Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of the Trust with or into the Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Trust provided that all of the assets of such subsidiary are transferred to the Trust or another wholly-owned direct or indirect subsidiary of the Trust and any such transactions are expressly permitted by this .

ARTICLE 4
GENERAL

4.1

Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than the Trust or any of its Subsidiaries or affiliates.

4.2

Changes in Capital of the Trust and AcquisitionCo

Notwithstanding the provisions of section  hereof, at all times after the occurrence of any event effected pursuant to section  or  hereof, as a result of which either Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3

Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4

Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by AcquisitionCo and the Trust and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5

Ministerial Amendments

Notwithstanding the provisions of Section , the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a)

adding to the covenants of the Trust or both for the protection of the holders of the Exchangeable Shares provided that the Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares; or

(b)

making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that Trustee of the Trust and its counsel and the Board of Directors of AcquisitionCo are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6

Meeting to Consider Amendments

AcquisitionCo, at the request of the Trust shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders.  Any such meeting or meetings shall be called and held in accordance with the by-laws of AcquisitionCo, the Share Provisions and all Applicable Laws.

4.7

Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by both of the parties hereto.

4.8

Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9

Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a)

if to the Trust to:

2300, 125 – 9th Avenue S.E.
Calgary, Alberta

T2G 0P6

Attention:       Manager, Client Services

Telecopier:     (403) 265-1455

(b)

if to AcquisitionCo to:

2600, 500 – 4th Avenue S.W.
Calgary, Alberta
T2P 0V6

Attention:       President

Telecopier:      (403) 294-1197

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10

Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11

Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12

Attornment

Each of the Trust and AcquisitionCo agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.13

Trustee

AcquisitionCo acknowledges that Olympia Trust Company is entering into this agreement solely in its capacity as trustee of the Trust and the obligations of the Trust hereunder shall not be personally binding upon Olympia Trust Company or any of the Trust Unitholders and that any recourse against the Trust or any Trust Unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

OLYMPIA TRUST COMPANY as trustee for and on behalf of ENTERRA ENERGY TRUST

Per:

(signed) “Randy Gregory”

Per:

(signed) “Sangita Prasad”

ENTERRA ACQUISITION CORP.

Per:

(signed) “Luc Chartrand”

Per:

(signed) “Reginald Greenslade”